Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Ecoark Holdings, Inc.

Frisco, TX

We hereby consent to the incorporation in the Registration Statement on Form S-1 of our report dated August 19, 2019, relating to the audits of the consolidated financial statements of Ecoark Holdings, Inc. as of March 31, 2019 and for the year then ended. Our report was included in the Annual Report on Form 10-K filed August 19, 2019 and contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ RBSM, LLP

RBSM, LLP

Larkspur, CA

September 30, 2019